Exhibit 99.1

ShangPharma Announces Fourth Quarter and Fiscal Year 2011 Results

SHANGHAI, March 12, 2012 /PRNewswire-Asia/ — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2011.

To help management and investors gain a better understanding of ShangPharma’s operating performance, the Company presents certain non-GAAP measures, each of which excludes expenses relating to or the effect of share-based compensation and IPO bonuses. See “About Non-GAAP Financial Measures” and “Reconciliation of GAAP to Non-GAAP Financial Data” below for more information about the non-GAAP financial measures included in this press release.

Fourth Quarter 2011 Highlights

•	Net revenues increased by 19.0% year-over-year to $30.5 million.

•	Net revenues from China-based customers increased by 208.7% year-over-year to $4.0 million, accounting for 13.0% of total revenues, up from $1.3 million in the fourth quarter of 2010.

•	GAAP gross margin was 32.7%, compared with 32.3% in the fourth quarter of 2010. Non-GAAP gross margin was 34.4%, remaining stable from the fourth quarter of 2010.

•

GAAP operating margin was 7.5%, compared with 3.6% in the fourth quarter of 2010. Non-GAAP operating margin was 13.1% compared with 16.7% in the fourth quarter of 2010, primarily due to higher listed-company related professional fees and increased operating costs related to our expanded facilities.

•	Revenue per employee increased 8.8% year-over-year.

Full Year 2011 Highlights

•	Net revenues increased by 23.6% year-over-year to $111.6 million, which is within our previously released annual guidance.

•	Net revenues from China-based customers increased by 169.1% year-over-year to $12.1 million.

•

Average revenue per customer for the top-10 customers increased to $6.9 million, compared with $5.7 million in 2010, while revenue from top-10 customers accounted for 61.8% of total revenue, compared with 63.0% in 2010. This was a result of continued efforts to become a preferred business partner of leading global pharmaceutical and biotech companies as well as increased customer-base diversification.

•	GAAP gross margin was 32.3%, compared with 33.4% in 2010. Non-GAAP gross margin was 34.3%, compared with 34.5% in 2010.

•

GAAP operating margin was 8.7%, compared with 11.5% in 2010. Non-GAAP operating margin was 14.2% compared with 15.9% in 2010, primarily due to the continued appreciation of the Renminbi, increased operating costs related to our expanded facilities as well as higher listed company-related professional fees.

•	Revenue per employee increased 12.9% year-over-year.

Management Comment

“I am pleased to report that ShangPharma maintained steady top-line growth in the fourth quarter of 2011,” said Michael Xin Hui, founder and Chief Executive Officer of ShangPharma. “Our strategic investments in facilities and service quality in 2011 should improve ShangPharma’s competitiveness going forward and position us to take a market-leading position in areas such as biologics, biology and integrated drug discovery services projects.”

Mr. Hui continued, “During the year, we continued to diversify our revenue base, with China-based customers growing particularly rapidly. As we expand our offering, we look forward to broadening our existing relationships with multinational clients through cross-selling opportunities. In addition, upgrades to our facilities and staff should help us to win more higher value-added projects.”

William Dai, Chief Financial Officer, added, “While the investments we made in 2011 to upgrade ShangPharma’s services offering will bring increased facility related expenses in the near term, greater employee productivity should help reduce pressure on margins. These investments are critical for our strategy to position ShangPharma at the center of China’s burgeoning CRO market for the long term, and in 2012, our focus on managing costs and lowering capital expenditures should help ensure positive free cash flow for the full year.”

Fourth Quarter 2011 Results

Net revenues were $30.5 million, an increase of 19.0% from $25.6 million in the fourth quarter of 2010. Higher volumes from the Company’s top customers and greater cross-selling of services were major drivers of this growth.

Revenue from customers based in China rose by 208.7%. The growth came both from local pharmaceutical companies and smaller domestic laboratories, as well as major multinational biotech and pharmaceutical companies’ China-based R&D centers.

Revenue from the Company’s top-10 customers increased by 16.6 % compared with the same period last year, and accounted for 62.0% of total revenue, compared with 63.3% in the same quarter last year. The growth was a result of multinational pharmaceutical companies expanding their scope of work with the Company.

Net revenues from full-time-equivalent (“FTE”)-based services were $22.2 million, an increase of 24.7% from $17.8 million in the fourth quarter of 2010. This was primarily due to higher volumes from the Company’s top customers, a larger customer base and expanded service offerings, as well as higher average FTE rates.

Net revenues from fee-for-service-based services were $8.3 million, an increase of 6.1% from $7.8 million in the fourth quarter of 2010. This was primarily driven by a continued strong increase in demand from China-based companies, successful service cross-selling and rapid increased demand for services including discovery biology, preclinical development and biologics.

Gross profit was $10.0 million, an increase of 20.5% from $8.3 million in the fourth quarter of 2010. This was primarily due to an increase in revenues, operational efficiency improvements and lower share-based compensation expenses as a result of the one-time restricted share unit (“RSU”) costs charged upon completion of the Company’s IPO in the fourth quarter of 2010. These were partially offset by continued appreciation of the Renminbi, changes in service mix, and facility expansion costs, which include less than full utilization of our Fengxian manufacturing facility and the increased rental, depreciation and utility costs related to a new building dedicated to one of our major customers, which was put into use in December 2011, as well as the assumed facilities lease from Charles River as part of the asset acquisition in November 2011.

Non-GAAP gross profit was $10.5 million, an increase of 18.7% from $8.8 million in the fourth quarter of 2010, primarily due to an increase in revenues and operational efficiency improvements. These were partially offset by the continued appreciation of the Renminbi, changes in service mix and facility expansion costs.

Gross margin was 32.7%, compared with 32.3% in the fourth quarter of 2010, primarily due to lower share-based compensation expenses as a result of the absence of the one-time restricted share unit (“RSU”) costs charged upon completion of the Company’s IPO in the fourth quarter of 2010.

Non-GAAP gross margin was 34.4%, remaining stable from the fourth quarter of 2010. Operational efficiency improvements were offset by the continued appreciation of the Renminbi, changes in service mix and facility expansion costs. The investments and upgrades to our facilities, such as Fengxian, a new building devoted to one of our major customers and the Charles River asset acquisition are critical in positioning us for future growth and moving up the value chain. Excluding the added facility expansion costs, our non-GAAP gross margin would have been approximately 36.4%, a 200 basis points improvement despite the continued appreciation of the Renminbi.

Operating expenses (selling and marketing, general and administrative) were $7.7 million, an increase of 4.3% from $7.3 million in the fourth quarter of 2010. This was primarily due to higher listed company-related professional fees and increased operating expenses related to facility expansion costs. These were partially offset by lower share-based compensation expenses as a result of the one-time RSU costs charge upon completion of the Company’s IPO in the fourth quarter of 2010 and IPO bonuses accrued in the fourth quarter of 2010.

Non-GAAP operating expenses were $6.5 million, an increase of 42.4% from $4.6 million in the fourth quarter of 2010. This was primarily due to higher listed company-related professional fees and facility expansion costs.

Profit from operations was $2.3 million, an increase of 150.1% from $0.9 million in the fourth quarter of 2010, primarily due to an increase in revenues, lower share-based compensation expenses as a result of the absence of the one-time RSU costs charged upon completion of the Company’s IPO in the fourth quarter of 2010, and operational efficiency improvements. These were partially offset by the continued appreciation of the Renminbi, changes in service mix, facility expansion costs, and higher listed company-related professional fees.

Non-GAAP profit from operations was $4.0 million, a decrease of 6.5% from $4.3 million in the fourth quarter of 2010. Higher gross profits were offset by higher listed company-related professional fees and increased expenses related to our expanded facilities.

Operating margin was 7.5%, compared with 3.6% in the fourth quarter of 2010. This was primarily due to lower share-based compensation expenses as a result of the absence of the one-time restricted share unit (“RSU”) costs charged upon completion of the Company’s IPO in the fourth quarter of 2010 and operational efficiency improvements. These were partially offset by the continued appreciation of the Renminbi, changes in service mix, facility expansion costs, and higher listed company-related professional fees.

Non-GAAP operating margin was 13.1%, compared with 16.7% in the fourth quarter of 2010, primarily due to the continued appreciation of the Renminbi, changes in service mix, facility expansion costs, and higher listed company-related professional fees. If the impact of facility expansion costs had been excluded, our non-GAAP operating margin would have been 15.9% despite the continued appreciation of the Renminbi.

Net income decreased 10.4% year-over-year to $2.3 million. Higher profit from operations was offset by lower other income, such as lower government subsidies, smaller gain on foreign exchange forward contracts and lower investment income.

Non-GAAP net income was $4.0 million, a decrease of 32.5% from $5.9 million in the fourth quarter of 2010. This was primarily due to lower non-GAAP profit from operations and lower other income.

Diluted earnings per ADS were $0.12, which compares with $0.14 in the fourth quarter of 2010.

Non-GAAP diluted earnings per ADS were $0.21, which compares with $0.32 in the fourth quarter of 2010.

Fiscal Year 2011 Results

Net revenues were $111.6 million, an increase of 23.6% from $90.3 million in 2010. This was primarily due to higher volumes from the Company’s top customers, greater cross selling of services and growth of the Company’s customer-base.

Revenue from China-based customers increased by 169.1% to $12.1 million. This was primarily due to increased drug development activities from domestic pharmaceutical and biotech companies and increased R&D investment into China by global pharmaceutical and biotech companies.

Revenue from the Company’s top-10 customers increased by 21.2% compared with last year, and accounted for 61.8% of total revenue, compared with 63.0% in 2010. This was a result of continued efforts to become a preferred business partner of leading global pharmaceutical and biotech companies as well as increased customer-base diversification.

Net revenues from full-time-equivalent (“FTE”)-based services were $80.7 million, an increase of 23.4% from $65.4 million in 2010. This was primarily due to higher volumes from the Company’s top customers, a larger customer base and higher average FTE rates.

Net revenues from fee-for-service-based services were $30.9 million, an increase of 24.3% from $24.9 million in 2010. This was primarily driven by a continued strong increase in demand from China-based companies, successful service cross-selling and rapid increased demand for services including discovery biology, preclinical development and biologics.

Gross profit was $36.1 million, an increase of 19.9% from $30.1 million in 2010. This was primarily due to an increase in revenues and operational efficiency improvements, which were partially offset by continued appreciation of the Renminbi, higher materials costs as a result of changes in service mix and higher share-based compensation expenses.

Non-GAAP gross profit was $38.2 million, an increase of 22.9% from $31.1 million in 2010. This was primarily due to an increase in revenues and operational efficiency improvements, which were partially offset by the continued appreciation of the Renminbi and higher materials costs as a result of changes in service mix.

Gross margin was 32.3%, compared with 33.4% in 2010, primarily due to the continued appreciation of the Renminbi, higher material costs as a result of changes in service mix and higher share-based compensation expenses, which were partially offset by operational efficiency improvements.

Non-GAAP gross margin was 34.3%, compared with 34.5% in 2010. Operational efficiency improvements were offset by the continued appreciation of the Renminbi and higher material costs as a result of changes in service mix.

Operating expenses (selling and marketing, general and administrative) were $26.4 million, an increase of 34.0% from $19.7 million in 2010. This was primarily due to the continued appreciation of the Remnimbi, increased expenses related to expanded facilities, higher share-based compensation expenses and higher listed company-related professional fees.

Non-GAAP operating expenses were $22.4 million, an increase of 33.5% from $16.7 million in 2010. This was primarily due to the continued appreciation of the Remnimbi, increased expenses related to expanded facilities and higher listed company-related professional fees.

Profit from operations was $9.7 million, a decrease of 7.0% from $10.4 million in 2010. An increase in revenues and operational efficiency improvements were offset by the continued appreciation of the Renminbi, increased expenses related to expanded facilities, higher share-based compensation expenses and higher listed company-related professional fees.

Non-GAAP profit from operations was $15.9 million, an increase of 10.6% from $14.4 million in 2010. Higher gross profits were partially offset by the continued appreciation of the Renminbi, increased expenses related to expanded facilities and higher listed company-related professional fees.

Operating margin was 8.7%, compared with 11.5% in 2010. This was primarily due to lower gross margin, continued appreciation of the Renminbi, increased expenses related to expanded facilities, higher share-based compensation expenses and higher listed company-related professional fees. These were partially offset by operational efficiency improvements.

Non-GAAP operating margin was 14.2%, compared with 15.9% in 2010, primarily due to lower non-GAAP gross margin, the continued appreciation of the Renminbi, increased operating expenses related to expanded facilities and higher listed company-related professional fees.

Net income decreased 13.5% year-over-year to $11.2 million. This was primarily due to lower profit from operations and lower other income, including smaller gain on foreign exchange forward contracts and lower income from government subsidies. These factors were partially offset by higher interest income.

Non-GAAP net income was $17.5 million, an increase of 2.9% from $17.0 million in 2010. This was primarily due to higher non-GAAP profit from operations and was partially offset by lower other income.

Diluted earnings per ADS were $0.60, which compares with $0.78 in 2010.

Non-GAAP diluted earnings per ADS were $0.93, which compares with $1.07 in 2010.

Financial Position

As of December 31, 2011, the Company had cash and cash equivalents of $38.6 million and no debt. During the quarter, capital expenditures totaled $7.8 million, primarily due to costs related to the assumed facilities lease from Charles River as part of the asset acquisition, and investment on renovation of a new building dedicated to one of our major customers. During full year 2011, capital expenditures totaled $31.2 million, in line with our annual guidance released in previous quarters.

Full Year 2012 Guidance

For the full year 2012, the Company expects:

•	Net revenues to be approximately $131.7 – $136.2 million, which represents growth of approximately 18.0% – 22.0% compared with full year 2011.

•

Non-GAAP gross margin to be approximately 31.5% – 33.5%, which is slightly lower than non-GAAP gross margin of 34.3% in 2011, based on the consideration of the increased costs related to our expanded facilities such as rental, utility and depreciation, and continued appreciation of the Renminbi.

•	Capital expenditures to be $20.0 - $24.0 million.

This reflects the Company’s current view and is subject to change.

Conference Call

ShangPharma will host a conference call and live webcast at 8am New York time on March 12, 2012 (8pm Beijing time on March 12, 2012).

The dial-in details for the live conference call are as follows:

- International:	+1-718-354-1231

- United States:	+1-866-519-4004
- United Kingdom:	+080-8234-6646
- Hong Kong:	+852-2475-0994

Passcode: SHP

A live and archived webcast of the conference call will be available on the Investor Relations section of ShangPharma’s website at www.shangpharma.com

A telephone replay of the call will be available for seven days from March 12, 2012, 11:00AM U.S. Eastern Time to March 19, 2012, 11:59PM U.S. Eastern Time.

The dial-in details for the replay are as follows:

- International: +61-2-8235-5000

- Passcode: 57079920

ABOUT SHANGPHARMA CORPORATION

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the section titled “Full Year 2012 Guidance” and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. The Company expects to face potential risks and uncertainties related to its ability to, among other things, attract, train, motivate and retain skilled scientists; diversify its customer base and adapt to potential loss of sales to, or significant reduction in orders from, any of its major customers; adapt its business to industry trends, such as fluctuations in the R&D budgets of pharmaceutical and biotechnology industry participants; protect the intellectual property rights of its customers; comply with applicable regulations and industry standards; compete effectively in its industry, which may subject it to increasing pricing pressure and reduce the demand for its services; expand and market its services and manage its growth; and develop and maintain effective internal control over financial reporting; as well as other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP financial measures: (1) gross profit, (2) gross margin, (3) profit from operations, (4) operating expenses, (5) operating margin, (6) net income, and (7) diluted earnings per ADS, each of which excludes expenses relating to or the effect of share-based compensation and IPO bonuses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Financial Data” set forth at the end of this press release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding expenses relating to or the effect of share-based compensation and IPO bonuses that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its operating performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures excluding expenses relating to or the effect of share-based compensation is that these expenses and effects have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amount excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For further information, please contact:

ShangPharma Corporation

Lan Xie

VP of Finance and Operations

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail:shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600

SHANGPHARMA CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEET

(in thousands of U.S. dollars, except for ordinary share data)

	December 31, 2010	December 31, 2011
ASSETS
Current assets:
Cash and cash equivalents	49,160	38,635
Restricted cash	688	697
Accounts receivable, net	16,908	24,246
Amounts due from related parties	—	503
Inventories	1,259	2,842
Prepayments and other current assets	4,779	5,450
Deferred tax assets	315	25

Total current assets	73,109	72,398
Non-current assets:
Derivative assets	261	7
Property, plant, equipment and software, net	60,147	86,521
Land use right, net	4,221	6,634
Other long-term assets	204	784
Deferred tax assets	—	648

Total non-current assets	64,833	94,594

Total assets	137,942	166,992

LIABILITIES
Current liabilities:
Short-term bank borrowings	755	—
Accounts payable	10,549	16,306
Amounts due to related parties	1,025	123
Salary and welfare payable	4,040	3,863
Income tax payable	1,910	2,919
Advance from customers	1,650	1,868
Other payables and accruals	4,477	8,734

Total current liabilities	24,406	33,813

Total liabilities	24,406	33,813
Commitments and contingencies

EQUITY
Ordinary shares (US$0.001 par value; 429,999,350 shares authorized; 335,600,000 and 336,109,400 shares issued and outstanding as of December 31, 2010 and December 31, 2011, respectively)	336	336
Additional paid in capital	78,989	84,942
Statutory reserves	6,795	8,317
Retained earnings	23,655	33,372
Accumulated other comprehensive income	3,761	7,304
Less: Treasury stock	—	(1,092)

Total equity	113,536	133,179

Total liabilities and equity	137,942	166,992

SHANGPHARMA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. dollars, except for ADS[1] data and per ADS data)

	Three months ended December 31,			Twelve months ended December 31,
	2010	2011	% Change	2010	2011	% Change
Net revenue	25,609	30,484	19.0%	90,281	111,602	23.6%
Cost of revenue	(17,345)	(20,527)	18.3%	(60,168)	(75,503)	25.5%

Gross profit	8,264	9,957	20.5%	30,113	36,099	19.9%

Operating expenses
Selling and marketing	(703)	(925)	31.6%	(2,293)	(2,640)	15.1%
General and administrative	(6,645)	(6,854)	3.1%	(17,429)	(23,961)	37.5%
Other operating income[2]	—	203		—	360
Other operating expenses[2]	—	(90)		—	(194)

Total operating expenses	(7,348)	(7,666)	4.3%	(19,722)	(26,435)	34.0%

Profit from operations	916	2,291	150.1%	10,391	9,664	-7.0%

Other income, net:	2,263	623	-72.5%	4,691	3,894	-17.0%

Income from operations before income taxes	3,179	2,914	-8.3%	15,082	13,558	-10.1%

Income taxes	(633)	(632)	-0.2%	(2,085)	(2,319)	11.2%

Net income	2,546	2,282	-10.4%	12,997	11,239	-13.5%

Allocation to preferred shareholders	(108)	—	-100.0%	(2,739)	—	-100.0%

Net income attributable to ordinary shareholders	2,438	2,282	-6.4%	10,258	11,239	9.6%

Net income attributable to ordinary shareholders per ADS
Basic	0.14	0.12	-14.3%	0.79	0.60	-24.1%
Diluted	0.14	0.12	-14.3%	0.78	0.60	-23.1%

Weighted average ADS outstanding
Basic	17,257,553	18,602,842		12,993,020	18,641,023
Diluted	17,563,304	18,602,842		13,222,233	18,771,403

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.
[2]	Certain government subsidies and the related costs were reclassified to other operating profits since the third quarter of 2011 as a result of an accounting policy change to better reflect the nature of such transactions. The change in accounting policy was not retroactively applied due to immateriality.

SHANGPHARMA CORPORATION

RECONCILIATION OF UNAUDITED GAAP TO NON-GAAP FINANCIAL DATA

(in thousands of U.S. dollars, except for ADS[2] data and per ADS data)

	Three months ended			Twelve months ended
	December 31,			December 31,
	2010	2011	%	2010	2011	%
GAAP gross profit	8,264	9,957	20.5%	30,113	36,099	19.9%
GAAP gross margin	32.3%	32.7%		33.4%	32.3%
Adjustments:
Share-based compensation	557	516	-7.4%	1,003	2,147	114.1%

Non-GAAP gross profit	8,821	10,473	18.7%	31,116	38,246	22.9%
Non-GAAP gross margin	34.4%	34.4%		34.5%	34.3%

GAAP operating expenses	(7,348)	(7,666)	4.3%	(19,722)	(26,435)	34.0%
Adjustments:
Share-based compensation	2,798	1,186	-57.6%	2,980	4,081	36.9%

Non-GAAP operating expenses	(4,550)	(6,480)	42.4%	(16,742)	(22,354)	33.5%

GAAP profit from operations	916	2,291	150.1%	10,391	9,664	-7.0%
GAAP operating margin	3.6%	7.5%		11.5%	8.7%
Adjustments:

IPO bonuses	235	—	-100.0%	235	—	-100.0%
Share-based compensation	3,120	1,702	-45.4%	3,748	6,228	66.2%

Non-GAAP profit from operations	4,271	3,993	-6.5%	14,374	15,892	10.6%
Non-GAAP operating margin	16.7%	13.1%		15.9%	14.2%

GAAP net income	2,546	2,282	-10.4%	12,997	11,239	-13.5%
GAAP net margin	9.9%	7.5%		14.4%	10.1%
Adjustments:
Share-based compensation	3,355	1,702	-49.3%	3,983	6,228	56.4%

Non-GAAP net income	5,901	3,984	-32.5%	16,980	17,467	2.9%
Non-GAAP net margin	23.0%	13.1%		18.8%	15.7%

GAAP net income attributable to ordinary shareholders per ADS, diluted:	0.14	0.12	-14.3%	0.78	0.60	-23.1%
Adjustments:
Share-based compensation	0.18	0.09		0.29	0.33

Non-GAAP net income attributable to ordinary shareholders per ADS, diluted:	0.32	0.21	-34.4%	1.07	0.93	-13.1%

Weighted average ADS outstanding - basic (Non-GAAP)	17,257,553	18,602,842		12,993,020	18,641,023
Weighted average ADS outstanding - diluted (Non-GAAP)	17,563,304	18,602,842		13,222,233	18,771,403

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents 18 ordinary shares.